EXHIBIT 99.1

Hut 8 provides update on North Bay Facility

This news release constitutes a "designated news release"  for  purposes  of  the  Company's  prospectus  supplement  dated  August  17, 2022 to its short form base shelf prospectus dated August 5, 2022.

TORONTO, Nov. 28, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company") announces that it has requested mediation proceedings to be commended with Validus Power Corp. ("Validus"), a third-party supplier of energy to the Company's mining facility in North Bay, Ontario.

On November 9, 2022, Hut 8 delivered a notice of event of default to Validus in respect of Validus' breaches of certain obligations under the terms of the power purchase agreement ("PPA") between Validus and the Company. Validus has subsequently suspended delivery of energy to the Company's mining operations in North Bay and delivered a notice of event of default alleging that Hut 8 failed to make certain payments related to the delivery of energy to the North Bay site, an allegation which the Company categorically denies. Hut 8 has therefore notified Validus that it intends to proceed to mediation pursuant to the terms of the PPA.

As previously announced, the Company is exploring alternatives to mitigate the impact of this dispute, including through organic and inorganic growth opportunities.

The Company will continue to monitor the situation and will provide additional updates in respect of the suspension of mining activities at North Bay, the mediation process and any further proceedings, if and as appropriate.

About Hut 8 Mining Corp.

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future.

Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the North Bay facility and the expected outcome of any proceedings related to Validus. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including those risks described in greater detail in the Company's annual information form dated March 17, 2022 as well as its most recent Base Shelf Prospectus dated August 5, 2022 and Prospectus Supplement dated August 17, 2022, all of which are available at www.sedar.com, and should be considered carefully.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

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SOURCE Hut 8 Mining Corp

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%CIK: 0001731805

For further information: Investor contact: Sue Ennis, sue@hut8mining.com; Media contact: Erin Dermer, erin.dermer@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 28-NOV-22